
Mail Stop 3628

February 4, 2009

By Facsimile and U.S. Mail
Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Agilysis, Inc.**
> **Schedule 14A filed by Ramius Value and Opportunity Master Fund et al.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed February 2, 2009**
> **File No. 0-05734**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Material

1. We note that you state that "[o]ver the past twelve months, Agilysys' stock price has declined by approximately 77%." In future filings, please provide support for any statements relating to the company's financial and market performances, any projections or numerical conclusions. For example, please refer to the trading days over which the 77% decline is calculated.

2.  We note that you state: "[t]o that end, we initially nominated, and subsequently recommended for appointment to the Board through a settlement, Steve Tepedino."  Please revise to include the information required by Item 4(b)(6) of Schedule 14A or advise us.

Closing Information

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions